Filed by Gentherm Incorporated

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule14a-12

under the Securities Exchange Act of 1934

Subject Company: Gentherm Incorporated

Commission File No.:000-21810

The following is a transcript of Gentherm Incorporated’s (“Gentherm”) first quarter financial results conference call held on April 23, 2026 which contains information regarding the proposed business combination between Gentherm and Platinum SpinCo Inc. (“SpinCo”), a wholly owned subsidiary of Modine Manufacturing Company (“Modine”).

APRIL 23, 2026, THRM.OQ - Q1 2026 Gentherm Inc Earnings Call

CORPORATE PARTICIPANTS

Gregory Blanchette Gentherm Inc - Senior Director, Investor Relations

William Presley Gentherm Inc - President, Chief Executive Officer, Director

Jonathan Douyard Gentherm Inc - Chief Financial Officer, Executive Vice President, Treasurer

CONFERENCE CALL PARTICIPANTS

Nathan Jones Stifel Nicolaus & Company Inc - Analyst

Ryan Sigdahl Craig-Hallum Holdings LLC - Senior Research Analyst

Matt Koranda Roth Capital Partners LLC - Analyst

PRESENTATION

Operator

Greetings, and welcome to the Gentherm first quarter 2026 earnings conference call. (Operator Instructions) As a reminder, this conference is being recorded.

It is now my pleasure to introduce your host, Gregory Blanchette, Senior Director, Investor Relations. Thank you. You may begin.

Gregory Blanchette - Gentherm Inc - Senior Director, Investor Relations

Thank you. And good morning, everyone. Thanks for joining us today. Gentherm’s earnings results were released earlier this morning, and a copy of the release is available at gentherm.com. Additionally, a webcast replay of today’s call will be available later today on the Investor Relations section of Gentherm’s website.

During this call, we will make forward-looking statements within the meaning of federal securities laws. These statements reflect our current views with respect to future events and financial performance, and actual results may differ materially. We undertake no obligation to update them except as required by law.

Please see Gentherm’s earnings release in its SEC filings, including the latest 10-K, and subsequent reports for discussions of our risk factors and other significant assumptions, risks, and uncertainties underlying such forward-looking statements.

During the call, we will also discuss non-GAAP financial measures as defined by SEC Regulation G. Reconciliations of these non-GAAP financial measures to the comparable GAAP financial measures are included in our earnings release and investor presentation.

On the call with me today are Bill Presley, President, Chief Executive Officer; and Jon Douyard, Chief Financial Officer. During their comments, they will be referring to a presentation deck that we’ve made available on the Investors section of Gentherm’s website. After the prepared remarks, we’d be pleased to take your questions.

Now, I’d like to turn the call over to Bill.

William Presley - Gentherm Inc - President, Chief Executive Officer, Director

Thank you, Greg. And good morning, everyone. Let’s begin on slide 3. I want to start by saying that the Gentherm team demonstrated strong execution in the first quarter. Over the last year, we’ve spent a lot of time improving our operating system. We’ve been focused on fundamentals that are core to operating in an efficient, consistent manner in all aspects of the business.

I visited Gentherm sites in multiple countries over the last three months and was able to observe changes in how we operate all locations versus last year. The teams are engaged in targeted actions for growth in new markets. Factory floor space occupation and efficiency are increasing, and the teams are adopting tools we’ve put in place to drive financial rigor. I was pleased to see these efforts starting to produce tangible results in the quarter.

The first quarter also demonstrated our ability to execute in a dynamic environment, and we are confident in our ability to continually improve our operations. After spending a year with the team putting tools and processes in place, we concluded that realigning our operating model and structure would drive increased speed and transparency across the organization. Therefore, during the quarter, we initiated an organizational realignment that reduced spans and layers to increase agility and provide a concentrated focus on internal improvements as well as the ability to accelerate our growth platforms. This realignment positions us well to deliver key financial and operational priorities going forward.

Strategically, this quarter marked an inflection point in our journey to transform Gentherm. We took action to position the company for sustainable, profitable growth with our announcement to combine with Modine Performance Technologies. This transaction transforms the company with an expanded product portfolio and broader end-market exposure.

We continue to execute our priorities and strategy even though the environment around us remains dynamic. Since our prior earnings call, the macro and geopolitical environment has changed significantly and is creating an increased level of economic uncertainty. Despite these recent events and other macro issues over the last year, light vehicle production schedules have remained relatively stable, which has allowed us to focus on operational improvements.

We continue to assess key data inputs, including dealer inventory levels and customer schedules, as well as collaborating directly with our customers to get real-time insights on future demand. That said, headwinds are beginning to emerge across the globe. These include direct cost increases in logistics due to lane disruptions and fuel surcharges, as well as cost increases of petrochemicals used in raw materials.

In addition, we are now starting to see cost inflation flow through to other materials, which are being indirectly impacted due to increases in processing-related costs. We continue to monitor developments in real time, and we are working closely with our suppliers and customers on a variety of mitigation strategies.

We are preparing to implement pass-through or reimbursement mechanisms on applicable costs. We have actions ready to execute both commercially and operationally. We will remain agile, and we are confident in our ability to navigate through volatility and uncertainty.

Now please turn to slide 4, where I will discuss some of our first quarter highlights. The first quarter financial results were above our expectations. We secured $395 million of automotive new business awards, which were well-balanced across region, customer, and product. The pursuit pipeline looks robust for the remainder of the year.

We made significant progress on our organic growth initiatives, including key announcements with KUKA Home and our new medical product, ThermAffyx, both of which I will discuss further in a few moments. Our product revenues for the quarter were $394 million, a quarterly record for the company, driven by strong Automotive Climate and Comfort Solutions growth over market.

We delivered solid first quarter margin performance, driven by continued progress on our operational excellence initiatives. The business systems we’ve put in place are beginning to have a meaningful impact, driving improved execution and expanded margins. As we build on this momentum, we remain confident in our ability to deliver sustained performance improvements over time.

Turning to slide 5. One of our top priorities over the last year has been scaling our existing products and technologies with new markets, new applications, and non-traditional customers to deliver strategic profitable growth.

During the first quarter, we continued to prove the broad applicability of our technology beyond automotive through our achievements in home and office, as well as medical. We officially launched and began supplying production parts to KUKA Home, which is a leading global furniture manufacturer. Since mid-2025, Gentherm played an important role as a collaborative innovation partner with KUKA, which led to co-branding of Enhanced Comfort by Gentherm.

The launch this quarter also demonstrates our ability to generate revenue quickly in home and office market by utilizing our core assets and standard kit methodology to maintain the performance, quality, and consumer experiences established in automotive applications. In March, John and I spent time in China at KUKA headquarters with their CEO and senior leadership team discussing our partnership. There is mutual interest in scaling Gentherm products across additional KUKA Home platforms.

Beyond KUKA, our momentum in home and office is accelerating. Earlier this month, we were selected by a leading North American furniture brand to supply our climate and comfort products. This marks our fourth consecutive quarter securing a new home and office customer. We anticipate starting production with this customer later this year.

Separately, in our medical business, we announced our FDA 510(k) submission for a new innovative product that is expected to redefine the standard of care for robotic surgeries. Our patented ThermAffyx system combines conductive air-free patient warming with securement technology to help prevent both hypothermia and patient movement on the inclined surfaces used during robotic procedures. We have been vocal about the importance of refreshing our product portfolio in the medical segment and believe this innovative new solution will be a key contributor to accelerating our annual revenue.

The regulatory approval process remains on track, and we expect the ThermAffyx system to begin generating revenue later this year. Overall, we remain committed to repositioning the company for growth by taking our technologies outside of light vehicle markets, and we achieved several important milestones during the quarter.

Let’s turn to slide 6. In January, we took a major step in transforming Gentherm by announcing our agreement to combine with Modine Performance Technologies, creating a market leader in thermal and precision flow management. The more we work with the Modine team, the more excited I get about bringing this business into the Gentherm family. This is a well-run business with a great team. Through our work together, we are learning techniques and processes that Modine used to transform their business, and we intend to harness those lessons for the good of Gentherm.

We have emphasized the importance of expanding our business beyond the light vehicle segment, and Modine is accelerating our access to critical growth markets, including power generation, commercial vehicles, and heavy-duty equipment. This intentional shift in our end market exposure positions us for increased value creation.

We are particularly excited about the new product and market opportunities this partnership unlocks and are more confident than ever in our combined growth trajectory. When we map out the next five years as a combined company, we see a clear path to generating $3.5 billion in revenue and more than a $500 million of earnings.

I will now hand it over to John to discuss an update on the transaction and highlights for the quarter.

Jonathan Douyard - Gentherm Inc - Chief Financial Officer, Executive Vice President, Treasurer

Thanks, Bill. Now turning to slide 7. Since the announcement, we have been working diligently with the Modine team to define and execute a project plan that ensures a timely, seamless closing of the merger. We have established an integration management office comprised of key stakeholders, and in March, we held a kickoff integration summit with business and functional leadership from both teams at our headquarters here in Michigan. Through the summit and ongoing interactions, the teams are focused on ensuring that the business can operate effectively on day one, and that we are well-positioned to deliver on value creation opportunities post-merger.

As we talked about at announcement, we intend to operate Modine Performance Technologies as a standalone division of Gentherm, similar to how the business is managed within Modine today. Given this structure, the primary integration areas relate to corporate systems and functional support, not on highly complex integration of facilities or organizations.

In terms of other recent transaction highlights, we were pleased to receive HSR clearance to close from the Federal Trade Commission in March, a key regulatory milestone. Our teams continue to prepare for the S-4 filing, and the inputs into that process remain on track. Overall, we still expect this transaction to close later this year and are excited about the potential for the combined business. We will continue to keep you updated as the year progresses.

Please turn to slide 8 for a review of the first quarter financials. Overall, first quarter results were above expectations as revenue was higher, driven by stronger automotive volumes and outperformance in China.

Revenue of $394 million was up 11.3% compared to the same period last year. Revenues excluding foreign currency translation increased 7.2%. Automotive Climate and Comfort Solutions revenue increased 13.6% year-over-year, or 9.8% ex FX, as we continue to see strong growth over market across all regions and product categories.

We had particularly strong performance in China during the quarter, driven by the ramp-up of production on new program launches with domestic Chinese OEMs. This comes as a result of our intentional focus to shift revenue mix and better represent the local market. In addition, we saw increased take rates in China from global OEM customers as they look to remain competitive in the market.

From an automotive product perspective, it was another strong quarter of revenue growth for our Lumbar and Massage Comfort Solutions, which grew 33% year-over-year. As we have discussed in the past, we expect to see this strong growth trend continue in this product into the future as we continue to launch previously won programs.

Turning to profitability, we delivered $49.3 million in adjusted EBITDA, or 12.5% of sales, compared to 11.1% of sales in the first quarter of last year. The 140 basis points increase was primarily driven by operating leverage and strong net material performance, partially offset by annual price reductions and higher labor costs.

On a reported GAAP basis, diluted earnings per share were $0.14 in the first quarter. This was impacted by approximately $0.70 per share related to merger and restructuring expenses. Adjusted diluted earnings per share were $0.84, up 65%, compared to $0.51 per share in the first quarter of last year.

Cash flow continues to be a point of emphasis for the company, and while we did have a typical seasonal operational cash outflow, the team delivered an $8 million improvement year-over-year. Additionally, CapEx purchases of $5.6 million were down $9.2 million year-over-year as we continue scrutinizing new investments.

From a balance sheet perspective, we ended Q1 with net leverage of 0.2 turns, and we have liquidity of $456 million, giving us ample capacity to support our strategic priorities moving forward.

Please turn to slide 9, where I will discuss our 2026 guidance, which excludes any impact related to our planned combination with Modine Performance Technologies. As Bill mentioned in his opening remarks, the operating environment has been dynamic since we introduced guidance in February. Despite the stronger first quarter performance, given the high level of uncertainty in the macro environment, we are maintaining our full year guidance at this time.

We expect revenue to be between $1.5 billion and $1.6 billion, representing approximately 3% growth for the year against a recent industry report where our key markets are expected to decrease approximately 2%, positioning us to deliver mid-single digit revenue growth over market.

For adjusted EBITDA, we expect to be in the range of $175 million to $195 million, which implies a midpoint adjusted EBITDA margin of approximately 12%.

From a quarterly perspective, we expect the revenue profile to be spread fairly even throughout the year. However, we do expect margins to be depressed in the second and third quarter, and there are a couple of factors driving this.

First, building on Bill’s earlier comments, inflationary impacts stemming from the current geopolitical environment are expected to drive approximately $20 million in incremental costs during the year, recognizing that this estimate remains fluid and is evolving real time.

Although we expect to mitigate a meaningful portion through commercial and operational initiatives, including benefits from the realignment, timing differences between cost realization and recovery are likely to create additional margin pressure. Additionally, as we work to finalize our global footprint transitions later this year, we will begin depleting our inventory bank builds in the second quarter, which will have a negative impact to gross margins.

Turning to cash, our estimate of adjusted free cash flow remains between $80 million and $100 million, with CapEx in the range of $45 million to $55 million, or approximately 3% of sales. Overall, we were pleased with our start to the year and are focused on strategic actions to accelerate profitable growth and reinforce operating discipline to drive long-term value.

With that, I will hand it back to Bill for some closing remarks.

William Presley - Gentherm Inc - President, Chief Executive Officer, Director

Thanks, John. Turning to slide 10. I want to outline what we’ve accomplished, the key priorities today, and how we will evolve. We are on a multi-year journey to deliver sustainable value creation. 2025 was reinforcement of the foundation that we will build on going forward. We established our strategic framework to deliver shareholder value, which focuses on profitable growth, operational excellence, and superior financial performance. This drives everything we do.

To drive profitable growth, we’ve simplified and segmented into four technology platforms to clearly define our core competency and identify attractive markets outside of the light vehicle market where our products are applicable. This product and market alignment was a catalyst for reshaping our M&A funnel.

We also saw opportunities in the business to operate more efficiently. During 2025, we focused on building core components of an operating system through business process standardization and increased utilization of assets to drive margin and cash generation improvements. We started reaping some of the benefits of that stronger operational rigor during the first quarter of 2026. With this foundation now in place, Gentherm is at an inflection point.

The addition of Modine Performance Technologies accelerates our transformation. This action is the first step in establishing a product portfolio of mission-critical components across broad end markets. Our shared core competency of precision thermal and flow management allows us to scale into attractive markets together through cross-selling and integration. In addition, our complementary product expertise allows us to gain broader customer insights and provide more integrated solutions that pursue new high-growth opportunities.

Gentherm continues to focus on the core business as we are confident in our ability to scale revenue and expand margins. We are actively launching products into new markets to deliver profitable growth while realigning the organization to drive speed, efficiency, and accountability.

As we move into the future, Gentherm will scale into attractive markets while improving profitability and cash flow. We will leverage best practices from Modine Performance Technologies to outperform our peers. Despite the risk we may have in front of us during the months ahead, we are confident we have the right strategic plan established to drive performance improvements in the long run.

We have built the foundation, we have a clear vision, and we are focused on execution. We will continue our relentless pursuit of building a more resilient company. We are at the beginning stages of transforming Gentherm into more than an automotive component supplier, where we will grow sustainably with differentiated and scalable technologies.

With that, I’ll turn the call back to the operator to begin the Q&A session.

QUESTIONS AND ANSWERS

Operator

(Operator Instructions) Nathan Jones, Stifel.

Nathan Jones - Stifel Nicolaus & Company Inc - Analyst

I guess I’ll just start off with a question about the $20 million incremental costs you talked about. Can you just maybe provide us a little more color on how much of that passes through contractually to customers versus what you’ve got to go out and renegotiate, versus potentially methods that you can offset that internally? Just any more details you can give us on that.

William Presley - Gentherm Inc - President, Chief Executive Officer, Director

Yeah. Contractually, we’re not on a simulator or escalator with any customers, just because the scale of what we buy in any one product isn’t large enough to be meaningful to them. So we’ll have to go out, Nathan, and we’ll have to work through recovery mechanisms with the customers on all of that.

Nathan Jones - Stifel Nicolaus & Company Inc - Analyst

And so you expect the cost --

William Presley - Gentherm Inc - President, Chief Executive Officer, Director

Just some perspective though.

Nathan Jones - Stifel Nicolaus & Company Inc - Analyst

Sorry, the cost will hit pretty much immediately, and it’ll take a couple of quarters to catch up with that pricing?

William Presley - Gentherm Inc - President, Chief Executive Officer, Director

Yeah. Timing-wise, we expect the cost to start hitting in Q2. So we think Q2 is going to be a definition of recovery mechanisms with the customers that we agree to, and then it’ll just be that timing disconnect where they’ll start flowing in Q3, Q4.

Nathan Jones - Stifel Nicolaus & Company Inc - Analyst

Okay. I guess my second question then, I’m going to ask one about the internal operating structure changes. I think those are important things to highlight. You talked about reducing spans and layers to increase focus. Can you maybe just provide a little more color on what you’re doing there? How you think that catalyzes, either whether it’s growth or it’s margin expansion or it’s both. Just more color around those changes and how you think they improve the business, please. Thank you.

William Presley - Gentherm Inc - President, Chief Executive Officer, Director

Yes, absolutely. It’s intended, first of all, to do a couple things as we mentioned, and I’ll get into some quick detail for you, Nathan.

If you remember, John and I both started at the same day last year, right? So we took a year to thoughtfully understand the plumbing of the organization and how things were running. And one of the big messages we got from the broad organization was there is too many hoops, there’s too many barriers, we’re not moving fast enough, we’re not making decisions fast enough.

So we went through an organizational realignment, and we realigned it really based on product. So we segmented out valves as a business unit. So now we have climate comfort valves, and medicals as a business unit within Gentherm Technologies. And over top of that, we’ll have a very lean corporate structure. So that was intended to put focus on high growth opportunities, that was intended to drive continual improvement on key initiatives.

So we’re more aligned functionally now as opposed to a complicated matrix across regions. And we do expect that will have cost benefits. But it primarily was to segment the business, to focus on high growth opportunities, to continue to push the operational improvements and the sustainability there. For the year, though, annual run rate will be about $10 million-ish better on the OpEx, and we expect half of that to hit this year.

Operator

Ryan Sigdahl, Craig-Hallum Capital Group.

Ryan Sigdahl - Craig-Hallum Holdings LLC - Senior Research Analyst

I want to start with the outperformance versus light vehicle production. This is as strong as we’ve seen in many years here, which was nice. Curious, when I look to guidance, so 14-point outperformance in Q1, you’re guiding to 5 points on the year. It implies a pretty meaningful deceleration kind of throughout the rest of the year versus the industry. Curious if you could elaborate on what the outperformance in Q1 was, why that’s going to decelerate, anything from a one-time production orders, et cetera, standpoint.

Jonathan Douyard - Gentherm Inc - Chief Financial Officer, Executive Vice President, Treasurer

Yeah. We wouldn’t point to anything from a one-time perspective. We really did see strength across all products, all regions. We pointed to China in particular. There was some outperformance there based on some launches that we did in the fourth quarter for some of the domestic OEMs that continued to show strength through the first quarter.

As we look at the balance of the year, we certainly do not expect to outperform in the teens range. We’d expect it to moderate. I think at the top end of our guidance, it could push into that high single-digit range. But there’s nothing specific to point to in terms of Q1 outperformance other than really just broad growth across regions and products.

Ryan Sigdahl - Craig-Hallum Holdings LLC - Senior Research Analyst

And then GM earlier this week, I guess, is suspending its next-gen electric truck program that was set to launch or start in 2028. Curious how much of Gentherm’s award backlog was from this program. Do you think you can offset that from a shift with more volume back to the ICE program? Just curious, kind of net positive, neutral, negative, how you guys think about that.

Jonathan Douyard - Gentherm Inc - Chief Financial Officer, Executive Vice President, Treasurer

Yeah. Overall, we just think it’s neutral for us, Ryan. We’ve also won the ICE content for the platforms. So we just anticipate and based on everything we’re seeing, the ICE volumes will compensate for the EV losses.

Ryan Sigdahl - Craig-Hallum Holdings LLC - Senior Research Analyst

Very good. Maybe just a quick clarification, and then I’ll hop back in the queue. But the $20 million of cost increase, is that a gross number, or was that net of mitigation?

Jonathan Douyard - Gentherm Inc - Chief Financial Officer, Executive Vice President, Treasurer

That’s a gross number and our best view of the annualized impact or annual impact based on what we see today.

Operator

Matthew Koranda, Roth Capital Partners.

Matt Koranda - Roth Capital Partners LLC - Analyst

Not to be the dark horse here with the $20 million on incremental costs that you highlighted, but I guess I was curious how much of that is incremental shipping versus material cost inflation that you’re factoring in? And then on the pricing front, is it all offset via pricing, or are there operating efficiencies that you think you’ll offset the $20 million with as well?

Jonathan Douyard - Gentherm Inc - Chief Financial Officer, Executive Vice President, Treasurer

As you look at it, certainly, a big piece of it is freight related. I’d say maybe a third of it, with the rest coming from commodities. It’s commodities that Bill or the product that Bill called out specifically, but it’s also incremental processing costs. And so there’s the downstream impact from increased petroleum prices.

I think as we look at it, our mechanism from a recovery perspective will primarily be from recovery with the customer. We did point to the fact that the $5 million benefit that Bill talked about from the realignment will likely help offset pieces of that as well and will continue to push operationally. But we’ve got our teams focused on commercial recovery at this point.

Matt Koranda - Roth Capital Partners LLC - Analyst

Okay. That makes sense. And then curious to hear a little bit more about the furniture market opportunity and how it’s developed this year, I guess, just given the announcements around KUKA and the incremental wins that you highlighted. Have those catalyzed more discussions for you anyway to characterize the opportunity funnel and how that contributes to 2027 revenue?

William Presley - Gentherm Inc - President, Chief Executive Officer, Director

Yeah. I mean we’ll start, and again, we like the furniture business, Matt, because of just the super quick time to revenue that the industry has accepted and really bought into our standard methodology, our standard kit methodology. So we’re getting good scale there on our assets with little to no investment.

So we expect by ‘28 that that’s clipping somewhere between $50 million and $100 million. So you can probably draw a line between now and then to figure out where ‘27 is. But we expect that to add 1 point or 2 points growth at accretive margins in the coming years.

Operator

There are no further questions at this time. This concludes the question-and-answer session, as well as today’s teleconference. You may disconnect your lines at this time. Thank you for your participation.

NO OFFER OR SOLICITATION

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to buy or exchange any securities or a solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. It does not constitute a prospectus or prospectus equivalent document. No offering or sale of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended (the “Securities Act”), and otherwise in accordance with applicable law.

Additional Information and Where to Find It

In connection with the proposed transaction between Modine, SpinCo and Gentherm (the “Proposed Transaction”), the parties intend to file relevant materials with the U.S. Securities and Exchange Commission (the “SEC”), including, among other filings, a registration statement on Form S-4 to be filed by Gentherm (the “Form S-4”) that will include a preliminary proxy statement/prospectus of Gentherm and a definitive proxy statement/prospectus of Gentherm, the latter of which will be mailed to shareholders of Gentherm, and a registration statement on Form 10 to be filed by SpinCo that will incorporate by reference certain portions of the Form S-4 and will serve as an information statement/prospectus in connection with the spin-off of SpinCo from Modine. INVESTORS AND SECURITY HOLDERS OF GENTHERM AND MODINE ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS, THE INFORMATION STATEMENT/PROSPECTUS AND ANY OTHER DOCUMENTS THAT WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT GENTHERM, MODINE, SPINCO, THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors and security holders will be able to obtain free copies of the Form S-4 and the proxy statement/prospectus (when available) and other documents filed with the SEC by Gentherm, SpinCo or Modine through the website maintained by the SEC at www.sec.gov. Copies of the documents filed with the SEC by Gentherm will be available free of charge on Gentherm’s website at ir.Gentherm.com under the tab “Financial Info” and under the heading “SEC Filings.” Copies of the documents filed with the SEC by Modine and SpinCo will be available free of charge on Modine’s website at investors.Modine.com under the tab “Financials” and under the heading “SEC Filings.”

Participants in the Solicitation

Gentherm, Modine and their respective directors and executive officers and other members of management and employees may be considered participants in the solicitation of proxies from Gentherm stockholders in connection with the Proposed Transaction. Information about the directors and executive officers of Gentherm is set forth in its Annual Report on Form 10-K for the year ended December 31, 2025, which was filed with the SEC on February 19, 2026 and its proxy statement for its 2026 annual meeting of shareholders, which was filed with the SEC on April 1, 2026 and supplemented on April 10, 2026. To the extent holdings of Gentherm’s securities by its directors or executive officers have changed since the amounts set forth in such filings, such changes have been or will be reflected on Initial Statements of Beneficial Ownership on Form 3 or Statements of Beneficial Ownership on Form 4 filed with the SEC. Information about the directors and executive officers of Gentherm and other information regarding the potential participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the Proposed Transaction. Information about the directors and executive officers of Modine is set forth in its Annual Report on Form 10-K for the year ended March 31, 2025, which was filed with the SEC on May 21, 2025, and its proxy statement for its 2025 annual meeting of shareholders, which was filed with the SEC on July 9, 2025. To the extent holdings of Modine’s securities by its directors or executive officers have changed since the amounts set forth in such filings, such changes have been or will be reflected on Initial Statements of Beneficial Ownership on Form 3 or Statements of Beneficial Ownership on Form 4 filed with the SEC. You may obtain these documents (when they become available) free of charge through the website maintained by the SEC at www.sec.gov and from Gentherm’s website and Modine’s website as described above.

Cautionary Statement Regarding Forward-Looking Statements

This communication includes “forward-looking statements” as that term is defined in Section 27A of the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended, including statements regarding the Proposed Transaction among Gentherm, Modine and SpinCo. These forward-looking statements may be identified by the words “believe,” “feel,” “project,” “expect,” “anticipate,” “appear,” “estimate,” “forecast,” “outlook,” “target,” “endeavor,” “seek,” “predict,” “intend,” “suggest,” “strategy,” “plan,” “may,” “could,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” or the negative thereof or variations thereon or similar terminology generally intended to identify forward-looking statements. All statements, other than historical facts, including, but not limited to, statements regarding the expected timing and structure of the Proposed Transaction, the ability of the parties to complete the Proposed Transaction, the expected benefits of the Proposed Transaction, including future financial and operating results, anticipated strategic benefits of the Proposed Transaction, the amount and timing of synergies from the Proposed Transaction, the tax consequences of the Proposed Transaction, the terms and scope of the expected financing in connection with the Proposed Transaction, the aggregate amount of indebtedness of the combined company following the closing of the Proposed Transaction, the combined company’s plans, objectives, expectations and intentions, legal, economic and regulatory conditions, and any assumptions underlying any of the foregoing, are forward-looking statements.

These forward-looking statements are based on Gentherm’s and Modine’s current expectations and are subject to risks and uncertainties surrounding future expectations generally. Actual results could differ materially from those currently anticipated due to a number of risks and uncertainties, many of which are beyond Gentherm’s and Modine’s control. None of Gentherm, Modine, SpinCo or any of their respective directors, executive officers, advisors or representatives make any representation or provide any assurance or guarantee that the occurrence of the events expressed or implied in any forward-looking statements will actually occur, or if any of them do occur, what impact they will have on the business, results of operations or financial condition of Gentherm, Modine or the combined business. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated or anticipated by such forward-looking statements, including developments that could have a material adverse effect on Gentherm’s and Modine’s businesses and the ability to successfully complete the Proposed Transaction and realize its benefits. The inclusion of such statements should not be regarded as a representation that such plans, estimates or expectations will be achieved. Important factors that could cause actual results to differ materially from such plans, estimates or expectations include, among others, (1) that one or more closing conditions to the Proposed Transaction, including certain regulatory approvals, may not be satisfied or waived, on a timely basis or otherwise, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the Proposed Transaction, may require conditions, limitations or restrictions in connection with such approvals or that the required approval by the shareholders of Gentherm may not be obtained; (2) the risk that the Proposed Transaction may not be completed on the terms or in the time frame expected by Gentherm, Modine and SpinCo, or at all; (3) unexpected costs, charges or expenses resulting from the Proposed Transaction; (4) uncertainty of the expected financial performance of the combined company following completion of the Proposed Transaction; (5) failure to realize the anticipated benefits of the Proposed Transaction, including as a result of delay in completing the Proposed Transaction or integrating the businesses of Gentherm and SpinCo, on the expected timeframe or at all; (6) the ability of the combined company to implement its business strategy; (7) difficulties and delays in the combined company achieving revenue and cost synergies; (8) inability of the combined company to retain and hire key personnel; (9) the occurrence of any event that could give rise to termination of the Proposed Transaction; (10) the risk that shareholder litigation in connection with the Proposed Transaction or other litigation, settlements or investigations may affect the timing or occurrence of the Proposed Transaction or result in significant costs of defense, indemnification and liability; (11) evolving legal, regulatory and tax regimes; (12) changes in general economic and/or industry specific conditions or any volatility resulting from the imposition of and changing policies, including those policies with respect to tariffs; (13) actions by third parties, including government agencies; (14) the risk that the anticipated tax treatment of the Proposed Transaction is not obtained; (15) the risk of greater than expected difficulty in separating the business of SpinCo from the other businesses of Modine; (16) risks related to the disruption of management time from ongoing business operations due to the pendency of the Proposed Transaction, or other effects of the pendency of the Proposed Transaction on the relationship of any of the parties to the Proposed Transaction with their employees, customers, suppliers, or other counterparties; and (17) other risk factors detailed from time to time in Gentherm’s and Modine’s reports filed with the SEC, including Gentherm’s and Modine’s annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and other documents filed with the SEC, including documents that will be filed with the SEC in connection with the Proposed Transaction. The foregoing list of important factors is not exclusive.

Any forward-looking statements speak only as of the date of this communication. None of Gentherm, Modine or SpinCo undertakes, and each party expressly disclaims, any obligation to update any forward-looking statements, whether as a result of new information or development, future events or otherwise, except as required by law. Readers are cautioned not to place undue reliance on any of these forward-looking statements.

Use of Non-GAAP Financial Measures

In addition to the financial measures presented in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”), this communication includes certain non-GAAP financial measures (collectively, the “Non-GAAP Measures”), such as adjusted EBITDA, adjusted EBITDA margin, adjusted free cash flow, net leverage ratio, and adjusted EPS. These Non-GAAP Measures should not be used in isolation or as a substitute or alternative to results determined in accordance with U.S. GAAP. In addition, Gentherm’s and Modine’s definitions of these Non-GAAP Measures may not be comparable to similarly titled non-GAAP financial measures reported by other companies. Gentherm has presented its expectations regarding Adjusted EBITDA without the corresponding GAAP metric or a reconciliation to a corresponding GAAP metric as such information is not available without unreasonable effort at the time of the release of this preliminary financial information.